UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2023

Commission file number: 001-38350

Lithium Americas (Argentina) Corp.

(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [ ] Form 40-F [X]

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.6 and 99.7 to this Form 6-K of Lithium Americas Corp. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333- 269649) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas (Argentina) Corp.
(Registrant)

By:	“John Kanellitsas”
Name:	John Kanellitsas
Title:	Chief Executive Officer

Dated: November 8, 2023

EXHIBIT INDEX

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2023

99.2	Management’s Discussion and Analysis for the nine months ended September 30, 2023

99.3	CEO Certification

99.4	CFO Certification

99.5	News Release dated November 7, 2023

99.6	Consent of Ernest Burga

99.7	Consent of Frederik Reidel